Exhibit 99.1

IM Cannabis Closes Three Previously Announced Strategic
Acquisitions in Israel

All Requisite Approvals Received by Company to Complete Vironna, Pharm Yarok,
and Panaxia Transactions

Toronto, Canada and Glil Yam, Israel – March 15, 2022 – IM Cannabis Corp. (the “Company” or “IM Cannabis”) (CSE: IMCC) (NASDAQ: IMCC), a leading medical and adult-use recreational cannabis company with operations in Israel, Canada, and Germany, has completed three strategic acquisitions announced in 2021.

The acquisitions were completed through IMC Holdings Ltd. (“IMC Holdings”), a wholly-owned subsidiary of IM Cannabis Corp. and I.M.C Pharma Ltd. (“IMC Pharma"), IMC Holdings’ wholly-owned subsidiary, following receipt of all requisite approvals, including from the Israeli Medical Cannabis Unit (“IMCU”).

“Each of these strategic acquisitions are key progress points for our Israeli and global expansion strategy,” said Oren Shuster, Chief Executive Officer of IM Cannabis. “Our business model enables IM Cannabis to oversee the entire supply chain and ensure that the procurement and movement of quality supplies across our Israeli, German, and Canadian operations are done efficiently while providing our customers with premium quality cannabis. The positive reputation we have built in the industry is reflected in our increasing customer satisfaction and consumption levels.”

Transaction Details

All amounts below are in Canadian dollars unless otherwise stated.

Vironna

IMC Holdings successfully completed the acquisition of 51% of the outstanding ordinary shares of Revoly Trading and Marketing Ltd., dba Vironna (“Vironna”), as first announced on August 16, 2021 (the “Vironna Transaction”). Vironna ranks among the top 10 single cannabis dispensing points in Israel and is one of the largest pharmacies in Israel serving the rapidly growing Arab consumer segment of the medical cannabis market. The total consideration for the Vironna Transaction was NIS 8.5 million (approximately $3.33 million1), of which NIS 5 million (approximately $1.96 million) was paid in cash and NIS 3.5 million (approximately $1.37 million) was paid in common shares of IM Cannabis. For satisfaction of the cash consideration component, NIS 3.75 million (approximately $1.47 million) was paid at signing of the definitive agreement and the remaining NIS 1.25 million (approximately $490,000) will be paid post-closing of the Vironna Transaction (the “Vironna Closing Date”). In satisfaction of the share consideration component, the Company issued 485,362 common shares at a deemed issue price of US$2.209 per share (approximately $2.8092), calculated based on the average closing price of the common shares of the Company on the Nasdaq Capital Market (“Nasdaq”) for the 14 trading day period immediately preceding Vironna Closing Date. The shares issued to Vironna are subject to a staggered three-month lockup commencing on the Vironna Closing Date.

1 All NIS to CAD conversions are based on the Bank of Israel exchange rate on March 11, 2022 of NIS 2.554 = C$1.
2 All USD to CAD conversions are based on the Bank of Canada exchange rate on March 11, 2022 of US$1 = C$1.272.

Pharm Yarok

In addition to the Vironna Transaction, IMC Holdings completed the acquisition of all the outstanding ordinary shares of (1) R.A. Yarok Pharm Ltd. (“Pharm Yarok”), a leading medical cannabis pharmacy located in central Israel; and (2) Rosen High Way Ltd. (“Rosen High Way”), a trade and distribution centre with an IMC-GDP license that provides medical cannabis storage, distribution services and logistics solutions for cannabis companies and pharmacies in Israel (collectively, the “Pharm Yarok Transaction”), as first announced by the Company on July 28, 2021. The acquisition of the outstanding ordinary shares of High Way Shinua Ltd. (“HW Shinua”), an applicant for a medical cannabis transportation license, is pending receipt of the requisite approval from the IMCU.

The aggregate cash consideration for the Pharm Yarok Transaction was NIS 11.9 million (approximately $4.6 million), of which NIS 8.4 million (approximately $3.3 million) was paid at signing of the definitive agreements and the remaining NIS 3.5 million (approximately $1.3 million) paid at closing. In connection with closing of the Pharm Yarok Transaction, the Company completed a non-brokered private placement with former shareholders of Pharm Yarok and Rosen High Way. A total of 523,700 common shares were issued at a deemed price of $2.616 for aggregate proceeds of $1,369,999.20. The calculation of the deemed price was based on the average closing price of IM Cannabis’ common shares on the Canadian Securities Exchange (the “CSE”) over the 8 trading day period immediately preceding March 14, 2022. The proceeds from the private placement will be used for working capital purposes. None of the subscribers were Related Persons of the Company, as such term is defined under the policies of the CSE.

Panaxia

Lastly, IMC Holdings received the requisite IMCU approval to acquire an IMC-GDP license for distribution of medical cannabis (the “Panaxia GDP License Closing”) from Panaxia Pharmaceutical Industries Israel Ltd. and Panaxia Logistics Ltd., part of the Panaxia Labs Israel, Ltd. group of companies (collectively, “Panaxia”). The license was acquired pursuant to the definitive agreement first announced by the Company on April 30, 2021 (the “Panaxia Transaction”) and assigned to IMC Pharma in accordance with its terms. The aggregate consideration for the Panaxia Transaction was NIS 18.7 million (approximately $7.2 million), of which NIS 7.6 million (approximately $2.9 million) was paid in two cash instalments and NIS 11.1 million (approximately $4.3 million) payable in common shares of IM Cannabis (“Panaxia Consideration Shares”).

To satisfy the share consideration component of the Panaxia Transaction, the Company has issued a total of four instalments of Panaxia Consideration Shares, as announced by the Company on August 9, 2021, September 8, 2021, October 20, and November 16, 2021. The fifth and final installment of Consideration Shares will be issued following the Panaxia GDP License Closing. The Panaxia Transaction includes a further option to acquire for no additional consideration a pharmacy from Panaxia, including requisite licenses to dispense and sell medical cannabis to patients, that the Company has exercised (“Panaxia Pharmacy Closing”). The Panaxia Pharmacy Closing is expected to occur in Q3 2022.

About IM Cannabis Corp.

IM Cannabis (NASDAQ: IMCC, CSE: IMCC) is a leading international cannabis company providing premium products to medical patients and adult-use recreational consumers. IM Cannabis is one of the very few companies with operations in Israel, Germany, and Canada, the three largest federally legal markets. The ecosystem created through its international operations leverages the Company’s unique data-driven perspective and product supply chain globally. With its commitment to responsible growth and financial prudence, and the ability to operate within the strictest regulatory environments, the Company has quickly become one of the leading cultivators and distributors of high-quality cannabis globally.

The IM Cannabis ecosystem operates in Israel through its commercial relationship with Focus Medical Herbs Ltd. (“Focus Medical”), which cultivates, imports, and distributes cannabis to medical patients, leveraging years of proprietary data and patient insights. The Company also operates medical cannabis retail pharmacies, online platforms, distribution centres and logistical hubs through IMC Holdings in Israel that enable the safe delivery and quality control of IM Cannabis products throughout the entire value chain. In Germany, the IM Cannabis ecosystem operates through Adjupharm GmbH (“Adjupharm”), where it also distributes cannabis to pharmacies to medical cannabis patients. In Canada, IM Cannabis operates through Trichome Financial Corp. and its subsidiaries TJAC and MYM, where it cultivates and processes cannabis for the adult-use market at its Ontario, Nova Scotia, and Quebec facilities under the WAGNERS and Highland Grow brands.

Disclaimer for Forward-Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities laws (collectively, “forward-looking information”). Forward-looking information are often, but not always, identified by the use of words such as “seek”, “anticipate”, “believe”, “plan”, “estimate”, “expect”, “likely” and “intend” and statements that an event or result “may”, “will”, “should”, “could” or “might” occur or be achieved and other similar expressions. Forward-looking information in this press release includes, without limitation, statements relating to the receipt of additional approvals from the IMCU, the Company’s business model, increasing customer satisfaction and consumption levels, anticipated completion of the acquisition of HW Shinua, the non-brokered private placement to be completed by the Company and former shareholders of Pharm Yarok and Rosen High Way, timing for the completion of the Panaxia Pharmacy Closing, the issuance of the fifth instalment of Panaxia Consideration Shares, and the business and strategic plans of the Company.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to the ability of the Company to execute its business plan and the continued growth of the medical and/or recreational cannabis markets in the countries in which the Company operates or intends to operate, the Company maintaining “de facto” control over Focus Medical in accordance with IFRS 10, Focus Medical maintaining its existing Israeli medical cannabis propagation and cultivation licenses and the expected decriminalization and/or legalization of adult-use recreational cannabis in Israel. The Company considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to business and economic risks and uncertainties and other factors that could cause actual results of operations to differ materially from those expressed or implied in the forward-looking information. Such risks include, without limitation: the ability of the Company to comply with applicable government regulations in a highly regulated industry; the ability of the Company to successfully integrate the Israel Transactions into its existing operations; unexpected changes in governmental policies and regulations affecting the production, distribution, manufacture, import, export or use of medical and/or recreational cannabis, as applicable, in Israel, Germany and Canada; any change in the political environment which would negatively affect the decriminalization and/or legalization of recreational cannabis in Israel and Germany; conflict in Eastern Europe; and unexpected disruptions to the operations and businesses of the Company as a result of the ongoing COVID-19 global pandemic or other disease outbreaks.

Please see the other risks, uncertainties and factors set out under the heading “Risk Factors” in the Company’s management’s discussion and analysis dated November 15, 2021 and annual information form dated April 26, 2021 filed with Canadian securities regulators and which are available on the Company’s issuer profile on SEDAR at www.sedar.com. Any forward-looking statement included in this press release is made as of the date of this press release and is based on the beliefs, estimates, expectations and opinions of management on the date such forward-looking information is made. The Company does not undertake any obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Company Contact:
Maya Lustig, Director Investor & Public Relations
IM Cannabis
+972-54-677-8100
maya.l@imcannabis.com

Investor Relations:
Brooks Hamilton, Director
MZ Group – MZ North America
+1 949-546-6326
IMCC@mzgroup.us